

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



03028868

No Act
P.E. 8-4-03

August 11, 2003

Daniel J. Winnike, Esq.
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041

Act: 1934
Section:
Rule: 14A-8
Public Availability: 8/11/2003

Re: Cisco Systems, Inc.

Dear Mr. Winnike:

This is in regard to your letter dated August 4, 2003 concerning the shareholder proposal submitted by Trillium Asset Management Corporation, on behalf of Dr. Carla Kleefeld, and Citizen Funds for inclusion in Cisco's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Cisco therefore withdraws its June 27, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

cc: Steve Lippman
Senior Social Research Analyst
Trillium Asset Management Corporation
369 Pine Street, Suite 711
San Francisco, CA 94104-3314

Sophia Collier
President
Citizen Funds
230 Commerce Way
Portsmouth, NH 03801

858877



FENWICK & WEST LLP

RECEIVED
2003 JUL -1 AM 9:59
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

June 27, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted by Trillium Asset Management Corp.
and Citizens Funds

Ladies and Gentlemen:

We are writing on behalf of our client Cisco Systems, Inc., a California corporation ("***Cisco***"), to inform you that Cisco intends to omit from its proxy card and other proxy materials for Cisco's 2003 annual meeting of shareholders, the following proposal (the "***Proposal***") from each of Trillium Asset Management Corp., on behalf of Dr. Carla Kleefeld, and Citizens Funds (the "***Proponents***"):

> "That shareholders request that the company prepare a public report disclosing its social, environmental and economic performance based on the Global Reporting Initiative's sustainability reporting guidelines within six months of the stockholders meeting. This report may be prepared at reasonable cost and with the omission of proprietary information."

The Global Reporting Initiative's sustainability reporting guidelines (the "***GRI Guidelines***") are a 104-page document presenting detailed prescriptions for the form and content of sustainability reporting. In our review of recent no-action requests we discovered four recent cases where proponents submitted proposals for a report based on the GRI Guidelines, which were subsequently withdrawn, and in connection with which the issuers provided copies of the Guidelines to the staff (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***"). If the Staff desires to receive an additional hard copy of the GRI Guidelines to facilitate its review of this letter please contact me. Alternatively, the GRI Guidelines may be obtained from the GRI website at http://www.globalreporting.org/guidelines/2002/ gri_2002_guidelines.pdf.

On behalf of Cisco, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we respectfully request confirmation that the Staff will not recommend enforcement action if, for the reasons stated below, Cisco excludes the Proposal from its proxy card and other proxy materials to be distributed to Cisco's shareholders in connection with its 2003 annual meeting.

A copy of the letter from each of the Proponents to Cisco submitting the Proposal is enclosed. Pursuant to Rule 14a-8(j)(2), six additional copies of this letter and the attachments are enclosed. Pursuant to Rule 14a-8(j)(1), on behalf of Cisco, we are simultaneously providing a copy of this letter and the attachments to each Proponent.

Silicon Valley Center
801 California Street
Mountain View, CA 94041

Tel 650.988.8500
Fax 650.938.5200

www.fenwick.com

Reasons for Excluding the Proposal

We believe that the Proposal may be excluded from Cisco's proxy card and other proxy materials, on the following grounds:

- Rule 14a-8(i)(7) – because the Proposal deals with a matter relating to Cisco's ordinary business operations; and
- Rule 14a-8(i)(10) – because the Proposal has been substantially implemented by Cisco and is, therefore, moot.

Discussion

1. The Proposal deals with matters relating to the ordinary business operations of Cisco and, therefore, is excludable under Rule 14a-8(i)(7).

Under Rule 14a-8(i)(7), a shareholder proposal may be omitted from a company's proxy materials if it "deals with a matter relating to the company's ordinary business operations." We believe that Cisco may properly exclude the Proposal on this basis, for the reasons discussed below.

In Exchange Act Release 34-40018 (May 21, 1998) (the "***1998 Release***"), the Commission set forth two central considerations upon which the ordinary business exclusion is founded. The first consideration is the subject matter of the proposal. The Commission stated in the 1998 Release that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration, as set forth in the 1998 Release, is "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The examples of ordinary business matters identified by the 1998 Release "include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." We believe that both of these considerations compel the conclusion that the proposal is properly subject to exclusion as relating to the conduct of ordinary business.

In terms of applying Rule 14a-8(i)(7) to a proposal that requests the preparation of a report on specific aspects of a company's business, the Commission has stated that it will consider the subject matter of the report in applying Rule 14a-8(i)(7). If the report "involves a matter of ordinary business... the proposal will be excludable." Exchange Act Release 34-19135 (August 16, 1983) (the "***1983 Release***"). *See International Business Machines Corporation* (March 2, 2000) (proposal requesting the establishment of a committee of outside directors to prepare a report on the potential impact on IBM of pension-related proposals then being considered by national policy makers was excludable under Rule 14a-8(i)(7)).

With respect to proposals that contain multiple elements, if some of the matters dealt with by the proposal relate to matters of ordinary business, the Staff has stated that the entire proposal is excludable, even though the proposal also raises non-ordinary business matters. (In the absence of this policy, proponents would sidestep the ordinary business exclusion by packaging ordinary business matters with policy issues.) The Staff permitted the exclusion of an entire proposal in *E*Trade Group, Inc.* (October 31, 2000), where two of the four means suggested to enhance shareholder value related to ordinary business matters and two did not. Similarly, in *Z-Seven Fund, Inc.* (November 3, 1999), complete exclusion of a proposal was permitted, with the Staff "not[ing] in particular that although part of the proposal appears to address matters outside the scope of ordinary business, certain matters contained in the proposal refer to ordinary business matters." The Staff has taken the same position regarding proposals for *reports* covering both ordinary business and other matters. *See e.g. The Warnaco Group, Inc.* (March 21, 1999) (permitting exclusion of a proposal for a report related to labor practices where "paragraph 3 of the description of matters to be included in the report relates to ordinary business operations"); *Wal-Mart Stores, Inc.* (March 15, 1999) ("***Wal-Mart II***") (same); *Kmart Corporation* (March 12, 1999) ("***Kmart I***") (same); *International Business Machines Corporation* (January 9, 2001) (permitting exclusion of a proposal dealing with ordinary business matters as well as executive compensation).

The Staff's practice has been not to allow revision of a proposal excludable under Rule 14a-8(i)(7). In no-action letters such as *Wal-Mart II*, *Z-Seven* and *E*Trade*, the Staff has reaffirmed this position and applied it to proposals relating in part to ordinary business matters. *See also* Staff Legal Bulletin No. 14 (July 13, 2001); *Chrysler Corporation* (March 18, 1998).

With this background, we turn to the Proposal. It calls for a report based on the GRI Guidelines. Such a report would necessarily encompass multiple items relating to ordinary business matters, and by virtue of the detailed reporting requirements of the GRI Guidelines the Proposal would also impose an undesirable level of micro-management on Cisco. As discussed above, a proposal may be excluded in its entirety if it relates to matters of ordinary business as well as items unrelated to ordinary business; any of the several items raised by the Proposal concerning ordinary business matters would thereby trigger excludability.

Several topics firmly established as ordinary business matters are covered by the GRI Guidelines, including but not limited to workforce management, supplier and vendor relationships, products and services, location of operations, and supplementary financial information.

Under Part C of the GRI Guidelines, which deals with "Report Content" and represents the heart of the GRI Guidelines, numerous items related to labor and workforce management are to be reported. These include the number of employees broken down geographically (Section 2.8), various attributes of the "workforce, direct and indirect" (Section 2.9), "total payroll and benefits (including wages, pension, other benefits, and redundancy payments)" broken down geographically (Economic Performance Indicator EC5), and dozens of labor, employment (including general employee compensation), and human rights-related disclosures in the categories of Employment, Labour/Management Relations, Health and Safety, Training and Education, Diversity and Opportunity, Strategy and Management, Non-discrimination, Freedom of Association and Collective Bargaining, Child Labour, Forced and Compulsory Labour, Disciplinary Practices, Security Practices, and Indigenous Rights. As noted above, the 1998 Release listed "the management of the workforce, such as the hiring, promotion, and termination of employees" among the exemplar ordinary business matters. Staff Legal Bulletin No. 14A (July 12, 2002) reaffirmed that position, and the Staff has frequently issued no-action letters consistent therewith. See *AT&T Corp.* (March 1, 2002) (permitting exclusion of a proposal "to provide free lifetime health insurance to retirees... as relating to AT&T's ordinary business operations (i.e., employee benefits)"); *Chrysler Corp.* (February 18, 1998) (permitting exclusion of a proposal requesting a report on issues including "training programs for workers" and "upgrading management and mechanical skills of employees"); *Wal-Mart Stores, Inc.* (April 10, 1991) ("***Wal-Mart I***") (permitting exclusion of a proposal that "involves a request for detailed information on the composition of the Company's work force, employment practices and policies, and also on the Company's practices and policies for selecting suppliers of goods and services"); *Warnaco (supra), Wal-Mart II (supra),* and *Kmart I (supra)*. A report based on the GRI Guidelines would include a substantial degree of disclosure related to workforce management.

Relationships with suppliers and vendors are another set of ordinary business matters covered by a report based on the GRI Guidelines. The 1998 Release specifically cited "retention of suppliers" among its examples of ordinary business matters. In *Hormel Foods Corporation* (November 19, 2002), the Staff permitted exclusion under Rule 14a-8(i)(7) of a proposal to "review the Company's standards regarding use of antibiotics by its meat suppliers and report to shareholders." *See also Wal-Mart I* (*supra*). In the same vein, the Proposal would request details relating to Cisco's relationships with suppliers. Among the provisions of the GRI Guidelines which would require detailed information about supplier and vendor relationships are Part C, Sections 3.16 ("Policies and/or systems for managing upstream and downstream impacts, including... supply chain management as it pertains to outsourcing and supplier environmental and social performance"), 2.9 ("List of stakeholders, key attributes of each, and relationship to the reporting organization," including suppliers among other groups), Economic Performance Indicator EC11 ("Supplier breakdown by organization and country"), and Environmental Performance Indicator EN33 ("performance of suppliers relative to environmental components of programmes and procedures described in response to Governance Structure and Management Systems section (Section 3.16)").

A third category of ordinary business matters covered by the GRI Guidelines is products and services. Sections of Part C of the GRI Guidelines calling for detailed reporting relating to products and services include, among others, Sections 2.2 ("Major products and/or services, including brands if appropriate"), 2.8 ("products produced/services offered (quantity or volume)" and "breakdowns of... major products and/or identified services"), Economic Performance Indicator EC13 ("major externalities associated with the reporting organisation's products and services"), Environmental Performance Indicator EN14 ("Significant environmental impacts of principal products and services"), and Social Performance Indicator PR2 ("Description of policy, procedures/management systems, and compliance mechanisms related to product information and labeling"). The 1998 Release identified "decisions on production quality and quantity" as pertaining to ordinary business. The Staff has issued no-action letters permitting exclusion of shareholder proposals relating to product sales and development under the ordinary business exclusion. *See e.g. International Business Machines Corporation* (December 22, 1997) (permitting exclusion of a proposal to implement a proposal concerning "product marketing"); *Alliant Techsystems* (May 7, 1996) (permitting exclusion of a proposal requesting adoption of "a policy to end all research, development, production, and sales of antipersonnel mines" as "the sale of a particular product"); *McDonalds Corporation* (March 9, 1990) (permitting the company to exclude a proposal to introduce a "vegetarian entrée" as relating to ordinary business, "i.e., decision to develop and market a new menu item."). Surely the level of detail required by the GRI Guidelines regarding products and services crosses into the territory of micro-management.

A fourth topic to be included in a GRI report is the location of operations, which is one more topic that the Staff has viewed as ordinary business. Section 3.18 of Part C of the GRI Guidelines calls for disclosure and explanation of "Major decisions during the reporting period regarding the location of, or changes in, operations." Other provisions of the GRI Guidelines also touch upon operating location, including but not limited to Economic Performance Indicators EC5 ("Total payroll and benefits (including wages, pension, other benefits, and redundancy payments) broken down by country or region"), EC8 and 9 (taxes paid and subsidies received, with geographic breakdown), and Social Performance Indicator LA1 ("Breakdown of workforce, where possible, by region/country" and several other criteria). In *Minnesota Corn Processors, LLC* (April 3, 2002), a proposal to build a new plant was excluded as an ordinary business "decision[] relating to the location of [the company's] corn processing plants." The many requested items regarding the location of Cisco's operations clearly relate to matters of Cisco's ordinary business.

In addition to the various routine subject matters covered by the GRI Guidelines, a report according to these guidelines would involve financial disclosures surpassing the standards of GAAP and other applicable requirements. The GRI Guidelines call for numerous disclosures of this sort, including but not limited to a "Description of major divisions, operating companies, subsidiaries, and joint ventures" (Part C, Section 2.4), "Geographic breakdown of markets" by "product or product range (Economic Performance Indicator EC2), "Cost of all goods, materials, and services purchased" (EC3), and "Total spent on non-core business infrastructure development" (EC12). The Staff has held the view that the form, content, and presentation of financial disclosures in reports to shareholders, outside the requirements of GAAP, relate to ordinary business matters. *See Conseco, Inc.* (April 18, 2000) ("i.e., accounting methods and the presentation of financial statements in reports to shareholders"); *American Stores Company* (April 7, 1992). The financial disclosures called for in this Proposal are consistent with those in proposals found to be excludable, particularly in light of the high level of specificity of the GRI Guidelines regarding financial disclosures.

The Proposal is distinguishable from the shareholder proposal at issue in *Johnson Controls, Inc.* (November 14, 2002). In *Johnson Controls*, the Staff found that a proposal requesting a sustainability report could not be excluded under Rule 14a-8(i)(7). The proposal in *Johnson Controls* provided only broad guidelines for a sustainability report, leaving to the company's management the everyday decisions regarding details of implementation, including the level of detail itself. The detailed form and content requirements of a report based on the GRI Guidelines would impose micro-management on Cisco, in stark contrast with the broad directions provided in *Johnson Controls*. The Proposal is similarly distinct from most other shareholder proposals requesting preparation of reports. While the GRI Guidelines do contemplate flexibility in reporting, that flexibility is within the bounds of the GRI framework. There is extensive direction in the GRI Guidelines about such topics as content, structure, "Reporting Principles" (Part B), and framework. The GRI Guidelines further constrain reporting through guidance about the application of the GRI Guidelines, including a glossary and "technical protocols" (p.10) (to be separately available). It would be inaccurate to view the role envisioned for the GRI Guidelines here as simply a reference tool for Cisco to use in producing a sustainability report.

Viewed most broadly, the Proposal requests a report on issues of social policy significant to the Proponent. The 1998 Release states an exception to the ordinary business exclusion, that "proposals relating to [ordinary business] matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." However, this general principle is not automatically applied; even assuming that a proposal raises significant issues of social policy, it may be excludable if it would engage in micro-management. In *Capital Cities/ABC, Inc.* (April 4, 1991) ("***Capital Cities***"), the Commission had allowed the exclusion of a proposal requesting detailed information on a company's employment practices and policies related to affirmative action. The Commission later noted, in the 1998 Release, that while proposals similar to the one at issue in *Capital Cities* are not automatically excludable, "some proposals may intrude unduly on a company's 'ordinary business' operations by virtue of the level of detail that they seek." The Proposal would improperly micro-manage Cisco's decision-making in areas impacting management's fundamental ability to run the company "on a day-to-day basis."

One final consideration regarding the application of the ordinary business exception to the Proposal relates to the impact on the operation of a business of requiring the production of such massive, complicated reports keyed to the particular social concerns of individual proponents. A report based on the GRI Guidelines would seemingly require the collection and presentation of information that, for instance, extends far beyond what is required by the 1934 Act reporting regime in terms of categories of information and the level of detail required. Compliance with the federal securities reporting obligations is a substantial undertaking for any company. The prospect of magnifying the reporting obligation as contemplated by the Proposal and, theoretically, by others proposed by proponents with different concerns, would not only involve Cisco's ordinary business operations but would impede the functions of these operations. In this connection, it is difficult to imagine that a report such as contemplated by the Proposal could be "prepared at reasonable cost," despite the fact that this is called for by the Proposal.

The subject matter of the report proposed here is in conflict with the "general underlying policy" of the ordinary business exclusion, "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." 1998 Release. Because the Proposal deals with ordinary business matters and would engage in micro-management, Cisco seeks to exclude the Proposal from its proxy materials pursuant to Rule 14a-8(i)(7).

2. Cisco may omit the Proposal from its 2003 proxy card and other proxy materials because it has been substantially implemented by Cisco and is, therefore, moot.

Rule 14a-8(i)(10) provides that a company may exclude a shareholder proposal if "the company has already substantially implemented the proposal," thereby rendering it moot.

Under the standard expressed by the commission in the 1983 Release, a proposal may be omitted if it has been "'substantially implemented by the issuer,'" though it has not been "fully effected." A company has substantially implemented a shareholder proposal if the company's relevant policies, practices and procedures "compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). If a company has already implemented policies and procedures relating to the subject matter of a proposal, the Staff has consistently concluded that the proposal has been substantially implemented. *See The Gap, Inc.* (March 16, 2001) (permitting exclusion of a proposal requesting a report on child labor practices of the company's suppliers where the company had an established code of vendor conduct, monitored compliance and published information relating thereto); *Kmart Corporation* (February 23, 2000) ("***Kmart II***") (substantially same); *Nordstrom, Inc.* (February 8, 1995) (permitting exclusion of a proposal requesting that the board commit to a code of conduct and describe current practices and future plans related to labor issues, where the issuer had similar policies in place).

The fact that Cisco has not delivered a report to shareholders does not preclude Cisco from excluding the Proposal. A company need not have actually distributed to shareholders a report on a given subject to have substantially complied with a shareholder proposal seeking a report on that subject, so long as the information is made available to shareholders. *Kmart II (supra)*.

Setting aside the extremely detailed requirements of the GRI Guidelines referred to above, the Proposal requests that Cisco publish a report disclosing Cisco's performance in the categories of social, environmental and economic sustainability. Cisco has implemented policies, practices and procedures relating to its social, environmental and economic performance, and is continually in the process of further developing such measures. Cisco values transparency, and accordingly, a significant amount of information on these subjects is made available to shareholders and the broader public via Cisco's website (www.cisco.com). Additionally, Cisco discusses issues that are covered by the proposed report with its shareholders, customers, and others.

The GRI Guidelines call for a variety of disclosures regarding "Governance Structure and Management Systems" (Part C, Section 3). Cisco already provides extensive information about topics covered by the GRI Guidelines, including its board of directors, board committees and their charters, director independence, Cisco's Code of Business Conduct and Corporate Governance, Corporate Governance Policies, and other policies and practices, via Cisco's website. Cisco's public securities filings provide additional information. By making available to shareholders this information, Cisco has substantially implemented this segment of the Proposal.

Regarding economic sustainability in particular, Cisco's website provides a wealth of information. Much of this information is provided through Cisco's annual reports, press releases, and webcasts, and through Cisco's SEC filings which are linked to its website.

Cisco has very strong environmental policies and procedures in place, and has made information available regarding its activities in this area. At a broad level, these policies, procedures, and disclosures are responsive to the environmental portion of the GRI Guidelines. Cisco is in its third year of ISO 14001 certification. The rigorous ISO 14001 certification process involves audits to the processes that influence the organization's environmental performance. The scope of this registration includes the design, manufacturing, service and support of internetworking products in San Jose, California. In order to meet European customer requests for an ISO 14001 certified site in Europe, Monza, Italy was included in ISO 14001 certification activities in 2002. Cisco has implemented an Environmental Management System, which is a continual cycle of planning, implementing, reviewing and improving the processes and actions that Cisco creates to meet its environmental obligations. It serves as a vehicle to ensure that activities, products and services conform to relevant environmental requirements of the ISO 14001 standard. In connection, Cisco's formal Quality Management System has been registered to ISO 9001:2000 by a third party registrar. More information about ISO 14001 certification, and Cisco's certification in particular, is available on Cisco's website.

Cisco has in place various other environmental policies and programs, about which information is published on Cisco's website. These programs include, among others:

- the Cisco Resource Exchange and Disposal Online Program,
- the Surplus Product Utilization and Reclamation Program,
- Waste Reduction and Recycling,
- Hazardous Materials Management,
- Energy Management,
- Design for Environment, and
- Alternative Transportation.

Cisco has been particularly active in areas related to social sustainability. It has made available extensive information about its policies and programs on its website, and in its annual report. Though not equivalent to the social sustainability component of a report based on the GRI Guidelines, Cisco's disclosures in this area are broadly responsive to the Proposal.

Information about Cisco's Diversity Program, including its Equal Employment Opportunity Policy, its Vietnam-Era and Special Disabled Veterans Program, and its Supplier Diversity Program, is available on Cisco's website. Similarly, the website presents information about Cisco's Diversity Initiatives. Information regarding Cisco's positions on supplier diversity, safety, and ethics is also made available through Cisco's website.

Cisco has been publicly recognized for its performance in various areas related to social and economic sustainability. Recent honors, about which further information is available via Cisco's website, include:

- Cisco was ranked #19 among the 100 Best Corporate Citizens of 2003 in the Business Ethics Corporate Social Responsibility Report.
- Cisco was ranked among the Top Ten Best Employers to Work For in Hong Kong for 2003.
- Cisco was ranked among the Top Ten "Best Employers" in Singapore for 2003.
- Cisco Australia was named the Number 1 Place to Work for the second straight year.
- Cisco was recognized by Working Mother Magazine as a Best Company for Working Mothers in 2002.
- Cisco was named one of the Best Companies to Work For by Fortune Magazine.
- Cisco was recognized by gfn.com as one of the Top 50 Most Powerful and Gay Friendly Public Companies in Corporate America.
- Cisco Systems was honored on the National Society of Black Engineers' Top 50 Student Survey.
- Cisco was recognized by the Society of Hispanic Professional Engineers as the Silicon Valley Company of the Year.
- Cisco's CEO, John Chambers, received the 2002 Spirit of Achievement Award from the National Center for Learning Disabilities, for the "openness and honesty about his own struggles with dyslexia, and the unprecedented strides he has made at Cisco to accommodate those with learning differences."

Also notable with regards to Cisco's social sustainability performance is its extensive philanthropic activity. As a philosophical matter, Cisco believes that it has a responsibility to participate in the development of the communities in which it does business. Cisco maintains a division devoted to giving back to communities in which Cisco does business, and to providing basic human needs and access to education. Among Cisco's major philanthropic efforts are Netaid.org, which is Cisco's initiative with the United Nations Development Program, the Cisco Networking Academy Program, which is a worldwide program serving all 50 U.S. states and 34 of the world's 49 Least Developed Countries, the recently announced Jordan Education Initiative, the Cisco Systems Foundation, and Cisco's Community Investment Program. Information about these and other programs relevant to social sustainability is made available via Cisco's website.

Cisco has largely implemented the underlying policy of the proposal and continues efforts of incremental implementation consistent with the spirit of the proposal. As substantial implementation does not require the entire implementation of the precise details of the proposal, we believe that Cisco has substantially implemented the proposal, rendering it moot, and that Cisco may therefore exclude the Proposal from its proxy materials pursuant to Rule 14a-8(i)(10).

Conclusion

For the foregoing reasons, we request your confirmation that the Staff will not recommend any enforcement action to the Commission if Cisco excludes the Proposal from Cisco's proxy card and other proxy materials for its 2003 annual shareholders' meeting. If the Staff has any questions, requires additional information or has formulated a response to our request, please contact me by telephone at (650) 988-8500 or by facsimile at (650) 938-5200. In addition to the six copies of this letter required pursuant to Rule 14a-8(j), we have included an extra copy. If you would kindly acknowledge receipt of this letter and the enclosures by date-stamping the extra copy and returning it to me in the self-addressed, stamped envelope, I would appreciate it.

Sincerely,



Daniel J. Winnike, Esq.

Enclosures

cc: Mark Chandler, Cisco Systems, Inc.
Steve Lippman, Trillium Asset Management Corporation
Sophia Collier, Citizens Funds



Trillium
ASSET MANAGEMENT

Trillium Asset Management Corporation
369 Pine Street, Suite 711 • San Francisco, California 94104-3314
tel 415-392-4806 *fax* 415-392-4535

June 5, 2003

Mr. Mark Chandler
Vice President, Legal Services, General Counsel & Secretary
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134

TRILLIUM ASSET MANAGEMENT CORPORATION is an investment firm based in Boston specializing in socially responsible asset management. I am writing to submit the attached shareholder resolution requesting that the company disclose its social, environmental and economic performance to the public by issuing an annual report based on the Global Reporting Initiative's (GRI) sustainability reporting guidelines.

We have tried to determine the status of Cisco's current and future plans related to GRI reporting over the last several months, including numerous inquiries to Cisco's Investor Relations and Corporate Philanthropy Departments. (A copy of our original letter of inquiry is attached.) As we did not receive a definitive answer to our inquiries by the deadline for submitting shareholder resolutions, we feel compelled to file this resolution in order to preserve our right to bring this issue to the attention of all shareholders if need be. However, we would welcome the chance for dialogue on this issue and would happily withdraw the resolution if we can develop a mutually agreeable plan for future reporting.

Trillium Asset Management Corp. submits this resolution for inclusion in the proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are filing this resolution on behalf of our client Dr. Carla Kleefeld, who is the beneficial owner of 1,512 shares of Cisco Systems, Inc. common stock that she has held for more than one year. Attached is a letter from Dr. Kleefeld authorizing Trillium Asset Management Corporation to represent her in this matter and stating her intention to hold these shares through the date of Cisco's 2003 annual meeting. Also attached is a letter verifying Dr. Kleefeld's ownership of these shares. A representative from Trillium Asset Management Corp. will be present at the annual meeting to introduce the proposal.

Another Cisco shareholder, Citizens Advisers, is joining us in co-filing this resolution and is submitting their paperwork in a separate letter. Please direct any response or correspondence to both Trillium Asset Management and Citizens Advisers.

Thank you for your consideration of the important issues raised in this resolution, which we believe are in the best interest of Cisco Systems and its shareholders. We would welcome the opportunity to discuss them with you or other appropriate contacts there.

Sincerely,

Steve Lippman
Senior Social Research Analyst
Trillium Asset Management Corporation

cc: John T. Chambers, President and CEO

RESOLUTION TO DISCLOSE SOCIAL, ENVIRONMENTAL, AND ECONOMIC PERFORMANCE

Whereas:
Disclosure of key information is a founding principle of our capital markets;

We believe sustainability reporting will provide important non-financial information that can contribute to long-term shareholder value;

The link between business performance, sustainability and long-term shareholder value is prompting mainstream financial companies to seek new tools for understanding and predicting value in capital markets. Major firms, such as ABN-AMRO, Neuberger Berman, Schroders, T. Rowe Price, and Zurich Scudder subscribe to information on social and environmental risks and opportunities to help make investment decisions, according to Innovest, an environmental investment research consultant;

In addition, companies increasingly recognize that transparency and dialogue with stakeholders about performance, priorities, and future sustainability plans are key to business success. For example, 3M Company reports that its long-term success depends upon implementing principles of sustainable development and "stewardship to the environment." Likewise, Alliant Energy states that tomorrow's investors will support energy companies "that have demonstrated the ability to minimize their impact on the environment;"

We believe sustainability reporting can warn of trouble spots and signal cost-saving opportunities, to both management and shareholders. For example, disclosure of energy consumption allows companies and shareholders to assess environmental performance, competitive position, potential regulatory actions and reputational risks associated with business activities;

The Global Reporting Initiative (GRI) (www.globalreporting.org) is an international standard-setting organization with representatives from business, environmental, human-rights and labor communities. The GRI Sustainability Reporting Guidelines (the *Guidelines*), created by the GRI, provide companies with (1) a set of reporting principles essential to producing a balanced and reasonable report and (2) guidance for report content, including performance against core indicators in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility);

More than 220 companies worldwide, including Agilent Technologies, Baxter International, BASF, British Telecom, Bristol-Myers Squibb, Danone, Electrolux, Ford, General Motors, Interface, KLM, NEC, Nike, Nokia, and Volkswagen, use the *Guidelines* for sustainability reporting;

Moreover, many important global organizations support the *Guidelines*. At the 2002 Johannesburg World Summit on Sustainable Development, Article 17 of the Plan of Implementation commits countries to "enhance corporate environmental and social responsibility and accountability." In the United States, the Environmental Protection Agency modeled certain disclosure requirements on the environmental component of the GRI *Guidelines*. The European Union Framework for Corporate Social Responsibility recommends the use of the *Guidelines*. Australia, Japan and the United Kingdom have developed voluntary reporting guidelines consistent with the *Guidelines*. In 2002 the Johannesburg Stock Exchange became the first exchange to require all listed companies to comply with a code of conduct that requests disclosure of non-financial information consistent with the *Guidelines*;

RESOLVED:

That shareholders request that the company prepare a public report disclosing its social, environmental and economic performance based on the Global Reporting Initiative's sustainability reporting guidelines within six months of the stockholders meeting. This report may be prepared at reasonable cost and with the omission of proprietary information.

Dr. Carla Kleefeld
Santa Fe, NM 87504

Mr. Steve Lippman
Senior Social Research Analyst
TRILLIUM ASSET MANAGEMENT
369 Pine Street, Suite 711
San Francisco, CA 94114

May 23, 2002

Dear Mr. Lippman:

I hereby authorize Trillium Asset Management Corp. to file a shareholder resolution on my behalf at Cisco Systems, Inc. asking the company to prepare a public report disclosing its social, environmental and economic performance based on the Global Reporting Initiative's sustainability reporting guidelines. I am the beneficial owner of 1512 shares of Cisco Systems, Inc. common stock that I have held for longer than one year, and I intend to hold this stock through the date of the company's 2003 annual meeting.

I specifically give Trillium Asset Management Corp. the authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the forementioned resolution.

Sincerely,



Dr. Carla Kleefeld

601 Union Street, Suite 2900
Seattle, WA 98101

toll-free 800 733 4873
direct 206 464 4000
fax 206 464 5928

Morgan Stanley

June 4, 2003

To Whom It May Concern:

This letter is to confirm that Carla Kleefeld currently owns 1,512 shares of Cisco Systems and has owned the stock for at least one year prior to June 4, 2003. This position has a market value exceeding $2,000.00.

Morgan Stanley currently holds this security for Carla Kleefeld in our nominee name of Morgan Stanley at the Depository Trust Company.

Sincerely,



Robert Rudolph
Associate Vice President
Financial Advisor



Trillium
ASSET MANAGEMENT
Trillium Asset Management Corporation
369 Pine Street, Suite 711 • San Francisco, California 94104-3314
tel 415-392-4806 *fax* 415-392-4535

March 14, 2003

Mr. John T. Chambers
President and CEO
Cisco Systems, Inc.
170 W. Tasman Dr.
San Jose, CA 95134

Dear Mr. Chambers:

Trillium Asset Management Corporation and Citizens' Financial Advisors are leading socially responsible investment firms collectively managing over $1.4 billion in assets, with major holdings in Cisco Systems, Inc. Over the past year, we have become increasingly disappointed with the lack of information Cisco discloses on its environmental and social performance relative to many of its peers in the high tech sector, and its resulting low rankings in assessments of social responsibility (such as a "D" rating for environmental reporting and responsibility by Oekom Research, a leading independent corporate rating institute). For this reason, we were particularly gratified to read news that Cisco is considering use of the Global Reporting Initiative (GRI) *Sustainability Reporting Guidelines* to improve its public reporting.

Disclosure of key information to shareholders is a bedrock principle of our capital markets and we believe that current financial disclosure requirements do not reveal all of the risks, liabilities, or advantages associated with a corporation's activity. For this reason, we strongly encourage Cisco to commit to enhanced public reporting in accordance with the GRI guidelines.

Created by the Coalition for Environmentally Responsible Economies (CERES) and the United Nations Environmental Programme, the GRI is elevating sustainability reporting to the highest standards of rigor and comparability. The GRI has incorporated the active participation of hundreds of businesses, accountancy, environmental, human rights and labor organizations from around the world. The GRI has employed a consensus-based process to design voluntary reporting practices that are harmonized with other emerging national and global standards and disclosure programs.

The *Guidelines* provide companies with (1) a set of reporting principles (such as transparency, inclusivity, completeness, relevance, and comparability) essential to producing a balanced and reasonable report and (2) guidance for report content, including the company's profile, vision and strategy, governance structure and management systems, and performance against core indicators in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility).

Boston
Durham
San Francisco
Boise
www.trilliuminvest.com

More than 175 companies from around the world, including Agilent Technologies, Baxter International, BASF, British Telecom, Bristol-Myers Squibb, Danone, Electrolux, Ford, General Motors, Interface, KLM, NEC, Nike, Nokia, and Volkswagen, already have undertaken sustainability reporting using the *Guidelines*. Many governments and international efforts are also recognizing the GRI, including:

- Article 17 of the Plan of Implementation at the Johannesburg World Summit on Sustainable Development refers to the *Guidelines*.
- The *Guidelines* are consistent and compatible with the UN Secretary General Kofi Annan's Global Compact, a set of human rights, labor, and environmental principles lacking a disclosure format that have been endorsed by several hundred corporations around the world.
- The European Union Framework for Corporate Social Responsibility recommends the use of the *Guidelines*.
- Australia, Japan, and the United Kingdom have developed voluntary reporting guidelines consistent with the *Guidelines*.
- The Johannesburg Stock Exchange requires all listed companies to comply with The King 2 Code of Conduct, which requests disclosure of non-financial information consistent with the *Guidelines*.
- The *Guidelines* have been aligned with the World Resources Institute (WRI)/World Business Council on Sustainable Development (WBCSD) Greenhouse Gas Reporting Protocol.
- The US EPA Performance Track modeled its disclosure requirements on the environmental component of the *Guidelines*.

Given these, and other trends, we believe adoption of the GRI would create long-term value for Cisco and its shareholders. We suggest that Cisco commit to publish a GRI-compatible report on Year 2002 performance and would like to receive a response regarding your company's progress in implementing GRI reporting. We would also welcome the opportunity to discuss our perspectives on the GRI with appropriate Cisco managers and to share ideas for resources, benchmarks, and contacts at peer companies that could aid Cisco in its process of enhancing its public reporting using the GRI.

We appreciate your time and attention to this important issue.

Respectfully,



Steve Lippman
Senior Social Research Analyst
Trillium Asset Management Corporation



David Loehwing
Research Analyst
Citizens Advisers

cc: Tae Yoo, Vice President of Philanthropy



CITIZENS FUNDS®

VIA FEDERAL EXPRESS

June 4, 2003

John T. Chambers, CEO
Cisco Systems, Inc.
170 W. Tasman Drive
San Jose, California 95134-1706

Dear Mr. Chambers:

I am writing to you on behalf of Citizens Funds, one of America's largest families of socially responsible mutual funds. Since 1982, Citizens has been a leader in the growing social investment community. We strive to make investments in companies that contribute positively to society and whose corporate citizenship is reflected in good financial performance.

Our investment approach integrates a detailed financial analysis of a company with comprehensive research into the company's corporate social responsibility. In developing your company's social profile, we noted Cisco's Community Fellowship Program where Cisco employees provide technical assistance to non-profit and community groups. We commend you for the company's approach of using areas of expertise to benefit a wide range of organizations.

On the basis of your company's financial and social performance, we approved Cisco Systems for investment. We currently hold 108,900 shares of Cisco Systems Inc. in the Citizens Core Growth Fund.

While we are pleased to see Cisco System's commitment to underserved members of the community, we want to share a concern with you. Citizens Funds notes that Cisco does not issue a report based on the Global Reporting Initiative. More than 120 companies and many global organizations have endorsed the Global Reporting Initiative (GRI) Guidelines, which are designed to ensure that environmental and social information is disclosed to the public in a standardized manner. Much like financial reporting, this enables investors to compare performance across companies.

Citizens Funds requests that Cisco Systems disclose its social, environmental and economic performance to the public by issuing a report based on the Global Reporting Initiative's Guidelines. We believe Cisco Systems must take this action to reflect its commitment to our global community.

This letter is to notify you Citizens Funds is filing the enclosed shareholder resolution. Pursuant to SEC regulations governing the filing of shareholder proposals, proof of stock



ownership from our fund's custodian is attached. This proposal is submitted for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We will continue to hold our shares through the annual meeting, and will have a representative at the meeting to present this proposal.

We are filing this resolution in conjunction with other investors concerned about the implementation of the Global Reporting Initiative. Citizens Funds and Trillium Asset Management are the primary filers for this resolution, and we request that any communications or discussions to include both Citizens and Trillium. We hope that a dialogue will be beneficial and will encourage you to adopt the GRI Guidelines in advance of Cisco System's November 2003 annual meeting. Please feel free to contact Steve Lippman of Trillium Asset Management at (415) 392-4806 or slippman@trilliuminvest.com or David Loehwing of Citizens Funds at (603) 436-1513 x3726 or dloehwing@citizensfunds.com if you have any questions.

Sincerely,

Sophia Collier
President

Encl: Shareholder resolution

cc: Steve Lippman, Trillium Asset Management
Dan Bakal, CERES

RESOLUTION TO DISCLOSE SOCIAL, ENVIRONMENTAL, AND ECONOMIC PERFORMANCE

Whereas:
Disclosure of key information is a founding principle of our capital markets;

We believe sustainability reporting will provide important non-financial information that can contribute to long-term shareholder value;

The link between business performance, sustainability and long-term shareholder value is prompting mainstream financial companies to seek new tools for understanding and predicting value in capital markets. Major firms, such as ABN-AMRO, Neuberger Berman, Schroders, T. Rowe Price, and Zurich Scudder subscribe to information on social and environmental risks and opportunities to help make investment decisions, according to Innovest, an environmental investment research consultant;

In addition, companies increasingly recognize that transparency and dialogue with stakeholders about performance, priorities, and future sustainability plans are key to business success. For example, 3M Company reports that its long-term success depends upon implementing principles of sustainable development and "stewardship to the environment." Likewise, Alliant Energy states that tomorrow's investors will support energy companies "that have demonstrated the ability to minimize their impact on the environment;"

We believe sustainability reporting can warn of trouble spots and signal cost-saving opportunities, to both management and shareholders. For example, disclosure of energy consumption allows companies and shareholders to assess environmental performance, competitive position, potential regulatory actions and reputational risks associated with business activities;

The Global Reporting Initiative (GRI) (www.globalreporting.org) is an international standard-setting organization with representatives from business, environmental, human-rights and labor communities. The GRI Sustainability Reporting Guidelines (the *Guidelines*), created by the GRI, provide companies with (1) a set of reporting principles essential to producing a balanced and reasonable report and (2) guidance for report content, including performance against core indicators in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility);

More than 220 companies worldwide, including Agilent Technologies, Baxter International, BASF, British Telecom, Bristol-Myers Squibb, Danone, Electrolux, Ford, General Motors, Interface, KLM, NEC, Nike, Nokia, and Volkswagen, use the *Guidelines* for sustainability reporting;

Moreover, many important global organizations support the *Guidelines.* At the 2002 Johannesburg World Summit on Sustainable Development, Article 17 of the Plan of Implementation commits countries to "enhance corporate environmental and social responsibility and accountability." In the United States, the Environmental Protection Agency modeled certain disclosure requirements on the environmental component of the GRI *Guidelines*. The European Union Framework for Corporate Social Responsibility recommends the use of the *Guidelines*. Australia, Japan and the United Kingdom have developed voluntary reporting guidelines consistent with the *Guidelines*. In 2002 the Johannesburg Stock Exchange became the first exchange to require all listed companies to comply with a code of conduct that requests disclosure of non-financial information consistent with the *Guidelines*;

RESOLVED:

That shareholders request that the company prepare a public report disclosing its social, environmental and economic performance based on the Global Reporting Initiative's sustainability reporting guidelines within six months of the stockholders meeting. This report may be prepared at reasonable cost and with the omission of proprietary information.

Fifth Third Bank

June 3, 2003

Mr. David Loehwing
Research Analyst
Citizens Funds
230 Commerce Way, Suite 300
Portsmouth, NH 03801

Dear Mr. Loehwing,

This is to certify that the Citizens Core Growth Fund held exactly 108,900 shares of Cisco Systems Inc. with Cusip 17275R102 with Fifth Third Bank on June 3, 2003. The Citizens Core Growth Fund continuously held shares valued greater than the sum of $2,000 from June 3, 2002 through June 3, 2003. If you have any questions or need any additional information, please don't hesitate to contact me.

Sincerely,



Emily Moore
Mutual Fund Custody
Fifth Third Bank
(513) 534-3267



FENWICK & WEST LLP

August 4, 2003

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Withdrawal of No-Action Request Regarding Shareholder Proposal Submitted by Trillium Asset Management Corp., on behalf of Dr. Carla Kleefeld, and Citizens Funds

Ladies and Gentlemen:

On June 27, 2003, we requested that the staff of the Division of Corporate Finance (the "***Staff***") confirm that it would not recommend any enforcement action if our client, Cisco Systems, Inc. ("***Cisco***"), excluded from its proxy card and other proxy materials for its 2003 annual shareholders' meeting a shareholder proposal that Cisco prepare a report based on the Global Reporting Initiative's sustainability reporting guidelines (the "***Proposal***"). The Proposal was submitted by Trillium Asset Management Corp., on behalf of Dr. Carla Kleefeld, and Citizens Funds (the "***Proponents***").

As of August 1, 2003, Cisco has received notices documenting the withdrawal of the Proposal from each of the Proponents. A copy of each letter of withdrawal is enclosed. In reliance on these letters, and on behalf of Cisco, we hereby respectfully withdraw our no-action request related to the Proposal.

If the Staff has any questions, please contact me by telephone at (650) 988-8500 or by facsimile at (650) 938-5200.

Sincerely,



Daniel J. Winnike

Enclosures

cc: Mark Chandler, Cisco Systems, Inc.
Steve Lippman, Trillium Asset Management Corporation
Sophia Collier, Citizens Funds

Silicon Valley Center
801 California Street
Mountain View, CA 94041

Tel 650.988.8500
Fax 650.938.5200

www.fenwick.com



Trillium
ASSET MANAGEMENT

Trillium Asset Management Corporation
369 Pine Street, Suite 711 • San Francisco, California 94104-3314
tel 415-392-4806 fax 415-392-4535

Investing for a Better World

July 30, 2003

Roberta DeTata
Senior Manager, Investor Relations
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134

Mr. Mark Chandler
Vice President, Legal Services, General Counsel & Secretary
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134

Dear Ms. DeTata and Mr. Chandler:

I am writing to formally notify you of our intention to withdraw our shareholder resolution filed on June 5, 2003, on behalf of Dr. Carla Kleefeld requesting that Cisco disclose its social, environmental and economic performance to the public by issuing an annual report based on the Global Reporting Initiative's sustainability reporting guidelines. We have appreciated the opportunity to engage in dialogue about the concerns underlying our resolution. Given the commitments Cisco's has made to address these concerns, we no longer see the need to move forward with the resolution We look forward to the opportunity to continue to engage with Cisco on this issue in the year to come.

Sincerely,

Steve Lippman
Senior Social Research Analyst
Trillium Asset Management Corporation





230 Commerce Way, Portsmouth, NH 03801 *tele:* (603) 436-5152 *fax:* (603) 433-4209

Roberta DeTata
Senior Manager, Investor Relations
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134

Mr. Mark Chandler
Vice President, Legal Services, General Counsel & Secretary
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134

August 1, 2003

Dear Ms. DeTata and Mr. Chandler:

This letter is in response to the productive conversations between Cisco Systems, Trillium Asset Management and Citizens Funds regarding the shareholder resolution requesting environmental, social and economic performance based on the Global Reporting Initiative. Given the commitments Cisco Systems Inc. has made to enhance the Corporate Citizenship section of its website, including a discussion of how Cisco is moving towards greater transparency and disclosure, Citizens Funds is pleased to withdraw the resolution this year.

We appreciate Cisco's willingness to engage in a meaningful dialogue to address our concerns that led to the filing of the resolution. With the commitments Cisco has made to greater disclosure and transparency, we no longer see the need to move forward with the resolution. Citizens Funds looks forward to the opportunity to continue to engage with Cisco on this issue in the future.

Sincerely,

Sophia Collier
President